1309 South Main Street, Waterbury, CT 06706 (203) 756-1300

July 7, 2005

Mr. George F. Ohsiek, Jr.
Branch Chief
The United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Hometown Auto Retailers, Inc.
Form - 10-K for Fiscal Year ended December 31, 2004, Filed March 24, 2005
Form - 10-Q for Fiscal Quarter ended March 31, 2005
File No. 0-24669

Dear Mr. Ohsiek:

This will respond to the staff's letter of comments dated June 13, 2005. For ease of reference, the comments in the letter are reproduced below with our response shown in boldface immediately below the comment.

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Hometown will make additional disclosures or other revisions to future filings as applicable.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

2.
Please include an overview section in your future filings. We assume that this section could include a summarized discussion of important information such as sales and gross profit for new car sales, used car sales, parts and service and finance and insurance for all periods presented, a table of key performance indicators used by management, new and used car unit sales information, etc. Any tabular or statistical disclosures should be accompanied by a narrative explaining the most significant aspects of your performance at an overview level. Please refer to SEC Release No. 33-8350 for guidance and tell us how you intend to revise future filings.

Hometown will revise future filings (using SEC Release No. 33-8350 for guidance) similar to the following for all periods presented:

Overview

Hometown sells new and used cars and light trucks, provides maintenance and repair services, sells replacement parts and provides related financing, insurance and service contracts through 8 franchised dealerships and 1 stand-alone service facility located in New Jersey, New York, Connecticut, Massachusetts and Vermont. Hometown’s dealerships offer 9 American and Asian automotive brands including Chevrolet, Chrysler, Dodge, Ford, Jeep, Lincoln, Mazda, Mercury and Toyota.

Hometown's operations are subject to seasonal variations, with the second and third quarters generally contributing more revenues and operating profit than the first and fourth quarters. This seasonality is driven primarily by: (i) manufacturer related factors, primarily the historical timing of major manufacturer incentive programs and model changeovers, (ii) weather-related factors, which primarily affect parts and service and (iii) consumer buying patterns. Sales also fluctuate due to other items such as availability of credit, consumer confidence in the economy, industry competition, international conflicts and fuel prices among others.

We assess the growth of our revenues and gross profit by comparing the year-to-year results of our dealerships that have operated continuously during the periods being compared. Hometown’s operating results reflect the sale of a Chrysler/Jeep sales and service franchise on June 3, 2003. At that time, sales of new vehicles along with parts and service stopped at that location while sales of used vehicles continued until August 2004 contributing to decreases in sales and gross profit from 2003 to 2004. We have segregated that dealership’s operations in the analysis that follows to allow for a better comparison of the results. Also, during the fourth quarter of 2004, Hometown announced that it had resolved in principal to resolve certain litigation matters (See Item 3 - Legal Proceedings), which provides for the transfer of the Westwood Lincoln Mercury dealership upon receipt of manufacturer approval.

Revenues are generated from: (i) the sale of new vehicles to (a) retail customers and (b) commercial customers, referred to as fleet; (ii) the sale of used vehicles to (a) retail customers and (b) other dealers at auctions, referred to as wholesale; (iii) parts and service sales; and (iv) the sale of third-party extended warranty products and the arrangement of third-party financing and insurance for which the company receives a fee, referred to as other revenues. We assess revenue results by a year-to-year comparison as follows: new and used vehicle revenues on unit volumes, parts and service revenues on aggregate revenues and other on per retail vehicle.

The past few years has shown a decrease in used vehicle sales as manufacturers have continued to promote demand for new vehicles through offering various incentive programs including cash rebates and low interest financing. It is not expected that the manufacturers will stop these promotions.

Our gross profit percentage varies with product mix and varies across product lines. Parts and service revenues generate the highest gross profit percentages, followed generally by used vehicle sales and new vehicle sales. Other revenues are recorded net. We assess gross profit results by a year-to-year comparison as follows: new and used vehicle gross profit per retail vehicle, parts and service on aggregate gross profit and other on gross profit per retail vehicle.

Selling, general and administrative expenses (“SG&A”) consist of: compensation and related taxes and benefits, advertising, building costs (rent, utilities, real estate taxes, depreciation), data processing and other operating expenses. A large amount of compensation is variable in that it is commission based and certain significant expenses, such as advertising, are controllable.

Interest expense primarily relates to indebtedness incurred in connection with new and used vehicle inventories. Other interest expense consists of all other interest charges on interest bearing debt including capitalized leases.

The following will be added to the Revenues discussion.

Revenues	For the Year Ended
	December 31,		Increase	%
(in thousands, except per vehicle data)	2004	2003	(Decrease)	Change

New vehicle data:
Retail revenues - same store
Retail revenues - sold store (1)
Total new retail revenues

Fleet Revenues - same store

Total new vehicles revenues, as reported

New retail units - same store
New retail units - sold store (1)
Fleet units
Total new vehicle units

Used vehicle data:
Retail revenues - same store
Retail revenues - sold store (1)
Total used retail revenues

Wholesale revenues - same store
Wholesale revenues - sold store (1)
Total wholesale revenues

Total used vehicle revenue, as reported

Used retail units
Used wholesale units
Total used units

Parts and service:
Parts and service revenues - same store
Parts and service revenues - sold store (1)
Total parts and service revenue

Other revenues, net
Other revenues, net - same store
Other revenues, net - sold store (1)
Total other revenues, net, as reported

Total revenue
Same store
Sold store (1)
Total revenue, as reported

The following will be added to the Gross Profit discussion.

Gross profit	For the Year Ended		Increase	%
	December 31,		(Decrease)	Change
(in thousands, except per vehicle data)	2004	2003

New vehicle data:
Retail gross profit - same store
Retail gross profit - sold store (1)
Total new retail gross profit
Gross profit percentage

Fleet gross profit - same store
Gross profit percentage

Total new vehicles gross profit, as reported
Gross profit percentage

New retail units - same store
New retail units - sold store (1)
Fleet units
Total new vehicle units

Used vehicle data:
Retail gross profit - same store
Retail gross profit - sold store (1)
Total used retail gross profit
Gross profit percentage

Wholesale gross profit - same store
Wholesale gross profit - sold store (1)
Total wholesale gross profit
Gross profit percentage

Total used vehicle gross profit, as reported
Gross profit percentage

Used retail units
Used wholesale units
Total used units

Parts and service:
Parts and service gross profit - same store
Parts and service gross profit - sold store (1)
Total parts and service revenue
Gross profit percentage

Other gross profit
Other gross profit - same store
Other gross profit - sold store (1)
Total other gross profit, as reported
Gross profit percentage

Total gross profit
Same store
Sold store (1)
Total gross profit, as reported

Gross profit per retail vehicle - same store
Gross profit per retail vehicle - sold store (1)
Gross profit per retail vehicle - as reported

(1) Represents sale of a Chrysler/Jeep sales and service franchise on June 3, 2003.

3.
Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the decrease in total revenues-from fiscal year 2003 to 2004 is attributable to a reduction of units sold partially offset by an increase in average selling price. While this information is beneficial to the reader, you do not explain why unit sales decreased or average selling price increased. A discussion of the relevant factors and trends that led to these movements, such as new product lines or changes in manufacturer promotions, would be beneficial to the reader. See SEC Release No. 33-8350.

In future discussions of changes in operating results, the Company will discuss the relevant factors that led to the movements discussed.

4.
Your presentation of gross profit percentages and gross profit fluctuations excluding the impact of fleet sales represent non-GAAP measures subject to the disclosure and reconciliation requirements in Item 10(e) of Regulation S-K. While there is no per se prohibition against adjusting non-GAAP performance measures to exclude recurring type items such as these, you must meet the burden of demonstrating the usefulness of any non-GAAP measures which exclude recurring items. Thus please disclose the following information in future filings:

•	The manner in which you use the non-GAAP measure to conduct or evaluate business;
•	The economic substance behind your decision to use such a measure;
•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	The substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.
In addition to the above guidance, please ensure that you provide a reconciliation, preferably in tabular form, which reconciles the non-GAAP measure to your gross margin as calculated in accordance with GAAP. Show us what the revised disclosures will look like. We may have further comment. For further guidance, see Item 10(e) of Regulation S-K and questions 8 and 9 of the non-GAAP financial measure FAQ (Release 33-8176).

A reconciliation of the non-GAAP performance measures will be provided as per the tables included in the response to number #2 above. As opposed to the discussion excluding fleet sales, it will simply be a component of the overall discussion on revenues and gross profit that will flow from the table above.

Liquidity and Capital Resources, page 32

5.
Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. For example, you mention that the cash flow provided by operating activities for fiscal year 2004 is attributable to decreases in accounts receivable offset by increases in accounts payable and accrued expenses. Please provide analysis explaining the underlying reasons for the fluctuations in these accounts.

Discussion and analysis of cash flows will include an analysis explaining the underlying reasons for fluctuations in accounts. December 31, 2004 would have been updated as follows (new language in italics):

For the year ended December 31, 2004, net cash provided from operations of $3.1 million is primarily due to: (i) net income plus non-cash items of $2.7 million, and (ii) a decreases in accounts receivable of $1.0 million. Partially offsetting this were decreases in accounts payable and accrued expenses of $0.7 million. An increase in inventory of $4.5 million was offset by a similar increase in floor plan notes payable of $4.5 million. The decrease in accounts receivable is primarily due to a decrease in amounts due from finance companies ($0.7 million), primarily contracts in transit, which is down due to the December 2004 sales being less than the December 2003 sales. Also, amounts due from manufacturers are down ($0.2 million) primarily due to a reduction in incentives available from certain manufacturers in December 2004 compared to December 2003. Decreases in accounts payable and accrued expenses were primarily due to decreased sales and use tax ($0.3 million), customer payoffs ($0.1 million), and various charge-back reserves ($0.1 million), all primarily due to decreased sales in December 2004 compared to December 2003 and decreased professional fee accrual ($0.2 million) due to settlement of certain legal matters. New vehicle inventory was purchased with the expectation of higher sales in 2004, which did not materialize. Sales of new vehicles actually decreased $12.7 million in 2004 from the 2003 period, resulting in an increase in new vehicle inventory at December 31, 2004 due to the higher purchasing level. Net cash used in investing activities of $2.1 million is due to capital expenditures of $2.1 million and is primarily due to the Brattleboro, VT building purchased in June 2004 for $1.5 million. Net cash used in financing activities of $0.5 million is due to principal payments of long-term debt and capital lease obligations of $2.2 million; partially offset by proceeds from long-term borrowings of $1.4 million and exercise of warrants of $0.26 million. The long-term borrowings were used to acquire the Brattleboro, VT building discussed above.

Other Indebtedness, page 34

6.
Please revise your tabular disclosure of contractual obligations to provide appropriate disclosure regarding how you computed your interest payments. Show us what the revised disclosure would look like as of December 31, 2004.

The Other Indebtedness table would be revised as follows (new language in italics):

As of December 31, 2004, Hometown has the following contractual obligations:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)

Floor Plan	$42,474	$42,474	-	-	-
Long term debt and capital lease obligations	$14,126	$5,505	$1,810	$1,634	$5,177
Operating leases:
Third parties	$1,172	$452	$504	$216	$-
Related parties	$5,851	$831	$1,250	$1,250	$2,520
Interest (a)	$10,827	$5,663	$1,781	$1,489	$1,894
Total	$74,450	$54,925	$5,345	$4,589	$9,591

(a) Interest is calculated as follows: (i) Floor plan debt interest is calculated taking the floor plan liability at December 31, 2004 and multiplying it by the interest rate being charged by the lender at December 31st. (ii) Interest on long-term debt and capital lease obligations is taken from the related amortization table or other debt payment schedule that includes the principal and interest components of the payment. (iii) Operating leases do not have an interest component.

Item 9A. Controls and Procedures, page 37

7.
We note that you designed your disclosure controls and procedures to provide "only reasonable assurance" of achieving the desired control objectives. Therefore, revise your conclusion in future filings that your disclosure controls and procedures are effective to reflect, if true, that the disclosure controls and procedures are effective at the "reasonable assurance" level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

In future filings, if true, Hometown will revise the conclusion reached regarding Item 9A as follows (new language in italics),

At December 31, 2004, management, with the participation of the CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation and subject to the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

8.
Please revise your disclosure in future filings regarding changes to internal controls over financial reporting to identify "any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-K.

In future filings, if true, Hometown will revise the disclosure regarding changes to internal controls over financial reporting to identify “any changes,” not just “significant” changes, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls and procedures over financial reporting. The revised disclosure would read as follows (new language in italics),

There have been no changes in our internal controls over financial reporting during the most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

Interest Expense, page F-10

9.
Please tell us how you determined that it was appropriate to reflect floor plan interest assistance as a direct reduction of cost of sales rather than a reduction of the interest costs incurred by you to sell your products. Please refer to paragraph 4 of EITF 02-16.

Hometown records interest assistance received from manufacturers as a reduction of inventory cost when the vehicle is purchased and as a reduction of cost of sales upon the sale of the vehicle pursuant to EITF 02-16. Paragraph 4 of EITF 02-16 states, “At the November 21, 2002 meeting, the Task Force reached a consensus on Issue 1 that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement.”

It further goes on to state“However, that presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue (or other income, as appropriate) when recognized in the customer's income statement, or (b) a reimbursement of costs incurred by the customer to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the customer's income statement.”

Neither (a) nor (b) are applicable in this situation. Under (a), the payment is not a payment for an asset or service to be delivered to the vendor. It is simply a credit that is earned when the vehicle is purchased.

Paragraph 6 further explains (b) as follows, “The Task Force reached a consensus that cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor's products and should be characterized as a reduction of that cost when recognized in the customer's income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's products or services.”

The interest assistance credit is based on many factors including the value and make of the vehicle purchased. Further under (b), it is not an amount calculated based on a specific, incremental interest cost being incurred on a vehicle.

It is common industry practice to record the interest assistance credit in this way based on disclosure found in other automotive dealerships SEC filings. Also note that Hometown’s accounting for interest assistance was questioned in 2002 by the SEC Senior Enforcement Counsel and was answered by Hometown in its letter dated October 11, 2002. There was no disagreement with Hometown’s response.

Based on the above, Hometown believes it is appropriate to record interest assistance as a reduction of the cost of the vehicle.
Segments, page F-12

10.
Please tell us in detail how you determined that the company has only one SFAS 131 reportable segment. Tell us specifically each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. Also tell us your basis for aggregating any identified operating segments. Based on your disclosure on page 38 it appears that you manage the business through three regional vice presidents. On page nine you indicate that manufacturers require each dealership to submit a financial statement of operations on a monthly and annual basis. In this regard, we would assume that discrete financial information is available and reported to the chief operating decision maker for each dealership and regional operation for purposes of resource allocation and assessing performance. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131.

The following was the Hometown response to an SEC comment letter dated September 19, 2001. The question was “Please tell us why you have not presented SFAS 131 segment information for each of your reportable segments. It appears to us that new vehicles, used vehicles, parts, and service, and financing, insurance, and service contracts may all represent separate reportable segments. Please reassess your reportable segments under SFAS 131, and provide us with the detailed SFAS 131 analysis that you performed in determining your operating segments and the resulting reportable segments. Please revise your financial statements, as appropriate. We may have further comments after reviewing your response.” The response letter was dated May 31, 2002.

Paragraph 10 (b) of SFAS 131 defines an operating segment as a component of an enterprise: “Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.”

This is further discussed in paragraph 14 where it states that: “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecast, or plans for the segment.”

The chief decision maker of Hometown is the Chief Executive Officer (CEO). On a monthly basis the CEO reviews the financial results of the Company on a total Company and individual dealership basis with the Chief Financial Officer (CFO) and the Regional Vice Presidents. The CEO also reviews dealership operating performance through weekly, or more often if necessary, calls with the Regional Vice Presidents. Generally, the dealership is managed by a general manager who is responsible for the dealerships operating results. All material decision making authority rests with the CEO.

Based on the above, the Company concludes that its dealerships represent a single set of operating segments in accordance with SFAS 131. Per paragraph 16, two or more operating segments may be aggregated into a single reporting segment upon meeting the aggregation criteria listed in paragraph 17. In accordance with paragraph 17, the Company believes that: (i) aggregation of the Company’s dealerships into a single reportable segment is consistent with the objective and basic principles of SFAS 131; (ii) each dealership has similar economic characteristics and (iii) each dealership has the following similar characteristics (a) sells similar products and services, (b) sells to a similar customer type and (c) has similar sales, marketing and distribution practices. The Company’s assessment of its compliance with the aggregation criteria of paragraph 17 is as follows:
•
The nature of products and services - The dealerships sell similar products and services. They sell new and used vehicles, parts, service, finance, insurance and service contracts. The dealerships are also similar in that they have a showroom, a lot for the vehicles, a parts department and a service department.

•	The nature of the production processes - The Company is not in the business of production. The Company is a retailer of vehicles, parts and services, which is performed similarly at each dealership.
•
The type or class of customer for their products or provide their services - The common customer type are primarily individuals. The Company’s dealerships deliver the same products and services to this common customer group.

•
The methods used to distribute their products or provide their services - The dealerships utilize similar processes in selling its products and services in a consistent manner to their retail customers. The dealerships use similar sales and marketing techniques.

•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. - The Company is not part of a regulated industry.

Based on the above, the Company believes the aggregation of the operating segments into one reportable segment is in accordance with SFAS 131 and as a result we believe the disclosure in Note 2 - “Summary of Significant Accounting Policies - Segments” is appropriate.

New vehicles, used vehicles, parts and service, financing, insurance and service contracts are products and services, and are disclosed as such in accordance with paragraph 37 of SFAS 131. The Company regularly reviews the financial performance of these products and services. There is no member of management responsible for the overall revenues of these products and services across the entire Company. The financial performance of these products and services is reviewed on a dealership-by-dealership basis, and decisions to allocate resources is made based on the operating results of a dealerships operations as a whole, not on the operating results of the individual products and services. As a result, the products and services do not represent segments of the Company’s business and have been appropriately disclosed on the face of the Company’s Statement of Operations as required by paragraph 37 of SFAS 131.

Our Segment Information disclosure will be re-written as follows.

Based upon definitions contained within SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information,” Hometown has determined that it operates in one reporting segment, Automotive Retailing, and has many operating segments that are aggregated in accordance with the principles of SFAS No. 131. The Company’s operating businesses, its 8 dealerships, deliver the same products and services through similar distribution channels to a similar customer group (generally individuals). Management evaluates its operating results by dealership, which are all located in the Northeastern United States.

11.
Please disclose the types of expenses that you include in the cost of sales line items and the types of expenses that you include in the selling, general and administrative expenses line items. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Certain freight and inspection costs are charged to selling, general and administrative (“SG&A”) expenses. For 2004, these costs total approximately $306,000, which represents approximately 0.92% of total SG&A and 0.13% of cost of sales. Hometown will disclose this in future filings.

Selling, general and administrative expenses include compensation and related taxes and benefits, advertising, building costs (rent, utilities, real estate taxes, depreciation), data processing and other operating expenses. A large amount of compensation is variable in that it is commission based and certain significant expenses, such as advertising, are controllable. Hometown also includes certain distribution costs in SG&A totaling approximately $0.3 million in 2004, which other similar companies may include in cost of sales.

New vehicle cost of sales primarily includes the cost of the vehicle, net of any manufacturer incentives including floor plan assistance. Used vehicle cost of sales primarily includes the cost of the vehicle, including the labor and parts associated with preparing a used vehicle for sale. Parts and service cost of sales primarily includes the cost of the part and cost of labor incurred on the service.

12.
Please disclose your accounting policy for free services and products offered to customers, including the statement of operations line in which these costs are included, or tell us why no such disclosure is necessary.

Free products or services may be offered to a retail customer that purchased a new or used vehicle to maintain goodwill with that particular customer. These costs are accrued for in the “policy” reserve that is discussed on page F-28 in the 2004 Form 10-K. In addition, Hometown may also provide customers free products or services as part of a service maintenance program whereby the customer may receive certain services for free if he maintains a certain level of service. These costs are also accrued for in the “policy” reserve that is discussed on page F-28 in the 2004 Form 10-K. In future filings, Hometown will expand the discussion of the policy reserve to include this disclosure.

13.
On page 15 you describe certain incentive programs, such as customer rebates, offered by automobile manufacturers. Due to these incentive programs, it appears that EITF 03-10 would have an impact on your company. Please tell us if you have adopted EITF 03-10. If so, please explain to us in detail how the adoption of EITF 03-10 impacted your accounting for vendor consideration that is a reimbursement for honoring the vendor's sales incentives offered directly to customers. In addition, please quantify the impact the adoption of EITF 03-10 had on your reported results for each period presented. If you have not adopted this standard, please explain to us why it does not pertain to your company.

The determination of whether customer rebates / incentives should be recorded as a credit to sales or cost of sales is determined by paragraph 5 of EITF 03-10. If the four criteria included in paragraph 5 are met the rebate / incentive should be accounted for as a credit to sales. The four criteria of paragraph 5 of EITF 03-10 are: “For purposes of this Issue, the phrase vendor's sales incentive offered directly to consumers is limited to a vendor's incentive (a) that can be tendered by a consumer at resellers that accept manufacturer's incentives in partial (or full) payment of the price charged by the reseller for the vendor's product, (b) for which the reseller receives a direct reimbursement from the vendor (or a clearinghouse authorized by the vendor) based on the face amount of the incentive, (c) for which the terms of reimbursement to the reseller for the vendor's sales incentive offered to the consumer must not be influenced by or negotiated in conjunction with any other incentive arrangements between the vendor and the reseller but, rather, may only be determined by the terms of the incentive offered to consumers, and (d) whereby the reseller is subject to an agency relationship with the vendor, whether expressed or implied, in the sales incentive transaction between the vendor and the consumer.

Manufacturers at times offer rebates to customers. In accordance with criteria (a) the rebate may be offered to the customer via an advertising campaign run on television or through a mailing to a customer. The customer may (if it is a mailing to a specific customer) or may not be required to tender a document (mailer) to the dealership to qualify for the rebate. In either instance the accounting is the same. Example: The vehicle retails for $20,000, the dealer cost is $18,000 and the customer rebate is $1,000. The journal entry to record the sale and cost of sale is: Debit - Amount due from Manufacturer - $1,000; Debit - Cash $19,000; Credit -Sales - $20,000; Debit Cost of Sale - $18,000, Credit - Inventory - $18,000.

The manufacturer tells the dealership the amount of rebate money that is available to customers for each vehicle via reports that are sent to each of their dealerships. The customer receives the reimbursement from the dealership at the time of sale in the form of the customer paying less for the vehicle. In accordance with criteria (b), upon the dealership submitting the proper documentation to the manufacturer, the manufacturer will reimburse the dealership for the customer rebate. Under criteria (c) this rebate is determined by the terms of the incentive offered to the consumer. It is not influenced by or subject to any negotiation by the Company or the manufacturer. Under criteria (d) Hometown essentially has an agency relationship with the vendor in the sales incentive transaction between the manufacturer and the consumer in that Hometown is simply the conduit for passing along the rebate to the consumer.

Hometown records customer rebates in accordance with EITF 03-10. There was no impact on the Company due to Hometown already recording customer rebates in this way.

14.
We note that you include the changes in your floor plan notes payable as an operating activity on the statement of cash flows. Please tell us how this operating activities classification is consistent with paragraphs 21-24 of SFAS 95 and why financing activities classification is not more appropriate.

Paragraph 23 a. of SFAS 95 states, “Cash outflows for operating activities are: Cash payments to acquire materials for manufacture or goods for resale, including principal payments on accounts and both short and long-term notes payable to suppliers for those materials or goods.”

Hometown has a floor plan line of credit at each dealership with Ford Motor Credit Corporation (“FMCC”). The FMCC floor plan agreement provides financing for vehicle purchases, which is goods (“inventory”) for resale. Each vehicle purchased is paid for by an amount borrowed from FMCC under the floor plan agreement. Once the vehicle is sold, the borrowing for that vehicle is then paid off. This floor plan line of credit is used for no other purpose than to pay for Hometown’s vehicle inventory.

Both inventory and related floorplan liability are classified as operating activities. It is common industry practice to include both inventory and related floor plan liability as operating activities in the Statement of Cash Flows based on review of other automotive dealerships SEC filings. Hometown believes that the classification of floorplan notes payable along with the related inventory are properly classified as an operating activity.

7. Long-term Debt and Capital Lease Obligations, page F-18

15.	Please disclose the significant debt covenants under each of your financing arrangements. In each case of covenant default, disclose the nature of the covenant.

Disclosure regarding significant debt covenants will be as follows (new language in italics):

Hometown is subject to certain covenants calculated semi-annually at June 30th and December 31st, related to its real estate mortgages. Significant financial covenants are: (i) a Fixed Cost Coverage Ratio (a defined cash flow ratio) calculation and (ii) an Adjusted Net Worth calculation as defined. At December 31, 2004, Hometown was in default of its loan agreement for Baystate Lincoln Mercury for failure to comply with the Fixed Cost Coverage Ratio covenant caused by losses incurred at the dealership. Accordingly, Hometown has reclassified $4,239,000 of related long-term debt to current at March 31, 2005. Total debt for this mortgage at March 31, 2005 is $4,541,000. On March 16, 2005, the lender notified Hometown that it is not declaring an event of default in connection with the loan, however, reserving all rights to declare an event of default in the future should the financial covenant default not be cured. If an event of default was declared and only at the lenders option, Hometown could be required to pay all outstanding debt plus a defeasance penalty and transaction costs totaling approximately $1,400,000. Although Hometown does not believe the lender will call the loan, in the event it is called, Hometown believes it would be able to secure alternate financing.

10. Capital Structure and Per Share Data, page F-20

16.
We note that you disclose the per-share impact of certain material and/or infrequently occurring items, such as the tax benefit resulting from the reduction of your valuation allowance and the gain on sale of your Chrysler/Jeep franchise. Please tell us why you believe you are permitted to include these non-GAAP measures in your filing considering question 11 of the non-GAAP financial measure FAQ. If you believe inclusion of these measures in your filing is appropriate, please explain how these measures are used by management and in what way they provide meaningful information to investors. Also ensure you provide a reconciliation of the measures to the GAAP EPS figures.

Hometown reported income before taxes of $1,652,000 for the year ended December 31, 2004. The expected effective tax rate is 40%, which would equate to income tax of $661,000, resulting in net income of $991,000. The recording of a tax benefit resulted in Hometown reporting an income tax credit of $2,096,000 and net income of $3,748,000. The difference in income tax of $2,757,000 had the effect of increasing EPS, basic in 2004 by $0.38.

The SEC answer to question 11 of the non-GAAP financial measure FAQ states, “…..the new Item recognizes, consistent with the view of many commenters regarding the proposal, that certain non-GAAP per share measures may be meaningful from an operating viewpoint.”

Hometown believed it would have been misleading to investors to only disclose net income per share in light of the fact that a significant portion of the net income for the year was derived outside of operations (approximately 75% of EPS).

Similarly, net income for the year ended December 31, 2003 reflects a similar tax benefit plus gain on sale of a sales and service franchise, generating EPS, basic of $0.09 and $0.08, respectively. As discussed above, Hometown believed it would have been misleading to investors to only disclose net income per share in light of the fact that a significant portion of the net income for the year was derived outside of operations (approximately 52% of EPS).

The answer to question 11 of the non-GAAP financial measure FAQ further states, “Also critical is a reconciliation of the measure to the to the GAAP financial measure of earnings per share.” The following is the proposed reconciliation of the non-GAAP financial measure to the GAAP financial measure of earnings per share.

	Year Ended December 31,
(in thousands, except per share data)	2004	2003

Net income before special items	$991	$1,173
Tax benefit (a)	2,757	633
Gain on sale of sales and services franchise (b)	-	572

Net income as reported	$3,748	$2,378

Earnings per share, basic
Net income before special items	$0.13	$0.16
Tax benefit (a)	0.38	0.09
Gain on sale of sales and services franchise (b)	-	0.08

Earnings per share, basic	$0.51	$0.33

Earnings per share, diluted
Net income before special items	$0.13	$0.16
Tax benefit (a)	0.37	0.09
Gain on sale of sales and services franchise (b)	-	0.08

Earnings per share, diluted	$0.50	$0.33

Weighted average shares outstanding, basic	7,286,931	7,175,105
Weighted average shares outstanding, diluted	7,439,024	7,215,492

(a)	Represents the net income and related earnings per share associated with tax benefits recorded primarily due to the reduction of a valuation allowance on the deferred tax asset. See Note 11.
(b)	Represents the net income and related earnings per share associated with the sale of the sales and service franchise. See Note 17.

13. Operating Leases, page F-25

17.	Please disclose a general description of your leasing arrangements, including the existence of renewal or purchase options and escalation clauses. See paragraph 16d. of SFAS 13.

Footnote 13 to Hometown’s Form 10-K will be updated as follows (new language in italics):

OPERATING LEASES

Hometown has executed leases for the premises occupied by its dealerships. Certain of the leases are with related parties. Hometown also has operating leases relating to its data processing equipment. Hometown accounts for operating leases on a straight-line basis. None of Hometown’s property leases have rents that escalate at a fixed rate over time. One lease contains an option to purchase at the end of the current lease term or end of the extension term at the then fair market value of the property. See Item 2. Properties, for a table of properties that Hometown uses in its business. The minimum rental commitments required under these operating leases after December 31, 2004 are as follows:

Year ending December 31,	Total Obligation	Related Parties	Other
	(in thousands)

2005	$1,391	$939	$452
2006	1,021	733	288
2007	949	733	216
2008	949	733	216
2009	733	733	-
Thereafter	2,952	2,952	-

Total (1) (2)	$7,995	$6,823	$1,172

(1) Certain leases contain escalation clauses that are based on increases in the published Consumer Price Index and accordingly are not included in the minimum rental commitment schedule until the increase takes place. Also, certain of the leases contain renewal options and require Hometown to pay for real estate taxes and occupancy costs, none of which are included in the minimum rental commitment schedule.

(2) Minimum rental commitments have not been reduced by minimum sub-lease rentals of $20,000 per year, expiring November 2005.

Total expense for operating leases and rental agreements was $1,859,000, $1,851,000 and $1,938,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Rental expense for the years ended December 31, 2004, 2003 and 2002, does not include sub-lease income received of $20,000, $3,000 and $93,000, respectively.

Total expense for operating leases and rental agreements with related parties was $1,149,000, $912,000 and $912,000 for the years ending December 31, 2004, 2003 and 2002, respectively.

18.
Please tell us how you account for the consumer price index clause in certain of your operating leases that requires an increase to the base rent effective January 1, 2009 as discussed on page 36. If, as we assume, CPI increases are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Future CPI increases are not taken into account when computing minimum lease payments. Any CPI increase is measured over a 5-year period and the increase takes effect at the beginning of the new 5-year period. According to SFAS 13 paragraph 5 (n). CPI increases should be accounted for as a Contingent Rental, specifically, “…..lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, shall be included in minimum lease payments based on the index or rate existing at the inception of the lease….”. Hometown accordingly uses the index in effect used in calculating the current rent payment.

Question 1 of FTB 88-1 refers to the Time Pattern of the Physical Use of the Property in an Operating Lease and specifically references FTB 85-3 Accounting for Operating Leases with Scheduled Rent Increases, which paragraph 12 (b) states, “increases or decrease in rentals that are dependent on future events such as future sales volume, future inflation, future property taxes, and so forth, are treated as contingent rentals that affect the measure of expense or income as accruable, as specified by Statement 29”. Statement 29 revised Statement 13 by revising paragraph 5 (n) Contingent Rentals, which is discussed in the first paragraph of this response number 18.

Based on the above, Hometown believes we are properly disclosing minimum lease payments under its operating lease agreements.

14. Commitments and Contingencies, page F-26

19.
We note that you guarantee the debts of certain third parties. As required by paragraph 13b. of FIN 45, please disclose the maximum potential amount of undiscounted future payments you may be required to make under the guarantees.

Hometown will disclose the maximum potential amount of future payments we may be required to make under the guaranty. The additional disclosure to be made is as follows:

“Total undiscounted payments (principal plus interest) that would have to be made under the guaranty as of March 31, 2005 is $6.2 million.”

20.
Please clarify whether any of the warranties you offer are separately priced extended warranty contracts required to be accounted for under FTB 90-1. If so, disclose and tell us your accounting policy relating to the recognition of revenue on these extended warranty contracts. Please also quantify the warranty revenue recognized on these contracts for the periods presented.

Hometown does not offer any separately priced extended warranty contracts that should be accounted for under FTB 90-1. Hometown sells extended service contracts as an agent for a third party. The company receives a commission for selling third party contracts to its customers based on the price of the contract charged to the customer in relation to the premium paid to the primary obligor. The primary obligor is the institution underwriting the service contract. These revenues are recorded in Revenues, Other and is discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Companies filing under Form 10-K and Form 10-Q.

Disclosure will be expanded to state that revenues from sales of third party extended service contracts was $2.2 million, $2.4 million and $2.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

As requested by you, Hometown acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Charles F. Schwartz
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Charles F. Schwartz
Chief Financial Officer